FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on April 29, 2005 announcing the Company's first quarter 2005 results.

Exhibit 1
---------

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Announces 1st quarter 2005 Results

Hamilton, Bermuda, April 29th 2005 --

Nordic American Tanker Shipping Ltd (the "Company") today announced its result for the first quarter of 2005.

The Board has declared a second quarter 2005 dividend of USD 1.15 per share compared with USD 1.62 in the preceding quarter. The dividend will be paid on or about May 26th 2005 to shareholders of record May 9th 2005.

Whilst keeping up well, the spot market rates for suezmax tankers in the first quarter of 2005 were substantially lower than those during the exceptionally strong market in the fourth quarter of 2004.

The operating cash flow(*) was USD 13.9m in the first quarter 2005, compared to USD 19.8m in the fourth quarter 2004. According to the spot assessment of the Imarex Tanker Index, suezmax spot rates were on average USD 46,947 per day during the first quarter of 2005, as against USD 96,364 per day during the fourth quarter of 2004.

In January 2005 the Company announced that it had agreed to acquire a double hull suezmax tanker. The tanker - the Nordic Fighter - was taken over March 21st and has thereafter been trading in the spot market.

In February 2005 the Company announced that it had agreed to acquire a double hull suezmax vessel to be delivered from the Daewoo Shipyard in Korea. The ship
- the Nordic Freedom - was delivered from the yard March 29th this year after which it has been trading in the spot market.

The Company completed the transformation from a financial lease company into an operating company in mid October 2004. Since then, the fleet of the company has doubled from three to six ships all of which are modern double-hulled suezmax crude oil tankers.

In March 2005 the Company sold 3.5 million shares in a public offering, giving net proceeds of USD 162.1 million to the Company. Thereafter, the number of shares issued and outstanding is 16,644,496 as against 13,067,838 as per January 1st. The weighted number of shares issued and outstanding during the quarter is 14,020,761. In connection with the follow-on offering in the first quarter of 2005, the manager was issued 76,658 restricted shares in accordance with the management agreement. The accounts include a charge of USD 3.6m (a non-cash item) reflecting this issue.

Bear Stearns & Co Inc. and UBS Investment Bank acted as joint book running managers and DnB NOR Markets Inc. acted as co-manager for the equity offering. The proceeds were partly used to pay for the two acquisitions - in total USD 149.3m.

The fleet is now:

Name                   Built   Size(DWT)     Employment
Nordic Hunter          1997    151,458       spot employment
Nordic Hawk            1997    151,458       spot employment
Gulf Scandic           1997    151,458       long term contract
Wilma Yangtze*         1997    149,591       spot employment
Nordic Fighter         1998    153,181       spot employment
Nordic Freedom         2005    159,500       spot employment
* to be renamed Nordic Voyager

The two new vessels were delivered at the very end of the quarter, and therefore generated only a limited contribution to the Company's operating cash flow for the period.

Based on the operating cash flow generated by our active fleet in the first quarter, the aggregate dividend would have been USD 13.9 million, or USD 1.07 per share issued and outstanding at the beginning of the quarter - 13,067,838 shares.

USD 1.36 per share would have been the dividend if we had six ships, and if five of them were in the spot market as from January 1st 2005 and if 16,644,496 shares (the share count end March after the recent follow-on offering) were issued and outstanding at the beginning of the quarter. Taking account of the important events in the first quarter - i.e. above all the increase of the fleet from 4 to 6 vessels (50%), the follow-on offering and increased share count (27.4%), the strong financial position of the Company with no debt and cash on the balance sheet, the Board has decided to declare a dividend of USD 19.1 million, or USD 1.15 per share. For the quarter ending June 30, 2005 the Board of Directors currently expects to declare a dividend based upon the actual operating cash flow during the second quarter and based upon the share count at the end of the quarter without use of any cash reserve. For further accounting information please see the profit and loss and balance sheet data being a part of this message.

For the foreseeable future, the Company's Board intends to continue its policy of maintaining a low debt to equity ratio and of pursuing a full dividend payout policy as in the past.

Another important part of our strategic platform is expansion of the fleet of high quality vessels. An objective is that all vessel acquisitions and other projects that we may implement in the future are designed to be accretive to earnings and dividends per share.

It is hard to predict the short term spot tanker rates. During April this year we have seen a further softening of the spot market. Rates may rise from the present level, they may remain at the same level or they may drop. Whilst we are always faced with uncertainties, the Board holds the view that the general tanker market dynamics are favourable, and our analysis show that over time spot employment generates premium earnings compared to longer term employment.

The Company had 3 vessels in the spot market or on spot related terms during most of the first quarter of 2005. Following the inclusion of two more ships in the fleet as referred to above, the Company will have at least 5 vessels in the spot market or on spot related terms during the second quarter of 2005 and later, impacting positively the earnings and dividend potential of the Company.

The Company is in a good position to provide for continued accretive growth based upon its unique operating model.

                                      *****

(*) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income before depreciation and amortization expense.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:
              Scandic American Shipping Ltd
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord
              Norway
              Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com
                                             ------------------------

              Web-site:  www.nat.bm
              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906
              Herbj0rn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291
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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)

Dated: May 4, 2005                             By: /s/ Herbjorn Hansson
                                                   ----------------------------
                                                   Herbjorn Hansson
                                                   President and
                                                   Chief Executive Officer

01318.0002 #567992